Mail Stop 0407

      							June 1, 2005

Via U.S. Mail
Mr. Fredrik Rystedt
Chief Financial Officer
Aktiebolaget Electrolux
S:t Goransgatan 143
SE-105 45 Stockholm, Sweden

	RE:	Aktiebolaget Electrolux (Publ)
		Form 20-F for the fiscal year ended December 31, 2004
		Filed April 8, 2005

Dear Mr. Rystedt:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Selected Financial Data, page 4
Operating and Financial Review and Prospects, Value Creation, page
30

1. Refer to "Value Creation" and footnote 2. Expand your disclosures to discuss the following:
* the specific manner in which you use this non-GAAP measure to conduct or evaluate the business;
* the economic substance behind your decision to use such a measure;
* the material limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure, operating income; and
* the manner in which you compensate for these limitations when using this non-GAAP measure.

Aggregate Contractual Obligations, page 47

2. Present the required interest payments in the table.

Financial Statements

3. Refer to your asbestos litigations disclosure on page 9.
Please
tell us why the details of the any settlements, accruals and/or the range of possible loss related to these litigations are not required to be disclosed in the footnotes. Also tell us whether any settlements and/or accruals considered insurance coverage. If so, tell us how you accounted for the insurance coverage.

Note 1. Basis of Preparation, page F-8

4. Refer to the last sentence in the first paragraph. Please tell us how this accounting policy complies with Swedish GAAP.

Note 3. Segment information, page F-17

5. Refer to your line item "Operating income." Revise the title here and all applicable sections of the filing since it is confusingly similar to operating income under Swedish GAAP.

Note 7. Items affecting comparability (SEK million), page F-20

6. We note that you recorded a provision for loan guarantees in 2003.
Please provide us the details of this provision.

Note 10. Taxes, page F-23

7. Please tell us the nature of the deferred taxes recognized in equity. Also tell us how this was reflected in the equity reconciliation in Note 30.

Note 30. Restructuring and other provisions, page F-49
8. Please provide us with a schedule reconciling this provision with your provision under Swedish GAAP and tell us the nature of the US and Swedish GAAP differences.

Note 30. Comprehensive income, page F-55
9. Please refer to footnote 1. We are unable to locate the description in Item 5. Please advise.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Fredrik Rystedt
Aktiebolaget Electrolux
June 1, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE